Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-175700
V.F. Corporation
Final Term Sheet
August 17, 2011

Floating Rate Notes due 2013

Issuer:	V.F. Corporation

Security:	Floating Rate Notes due 2013

Format:	SEC Registered

Expected Ratings:*	A3/A- (Stable/Negative)

Size:	$400,000,000

Maturity Date:	August 23, 2013

Trade Date:	August 17, 2011

Expected Settlement Date:	August 24, 2011; T+5

We expect that delivery of the notes will be made to investors on or about August 24, 2011, which will be the fifth business day following the date of this final term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this final term sheet or the next succeeding business day will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of this final term sheet or the next succeeding business day should consult their advisors.

Interest Payment Dates:	Quarterly in arrears on February 23, May 23, August 23 and November 23, commencing November 23, 2011

Floating Interest Rate:	Three-month LIBOR determined on the Interest Determination Date plus .75%, reset quarterly; interest payable calculated on the basis of a 360 day year

Interest Determination Date	Second London Business Day preceding the first day of the applicable interest period

LIBOR	Reuters Page LIBOR 01 as of approximately 11:00 a.m., London time on the applicable Interest Determination Date

Price to Public:	100%

Voluntary Redemption:	Not permitted

Special Mandatory Redemption:	If, for any reason, the acquisition of The Timberland Company is not completed on or prior to the Outside Date, Issuer will be required to redeem all outstanding notes on or before the Special Mandatory Redemption Date at a price equal to 101% of the aggregate principal amount of the notes, together with accrued and unpaid interest to but excluding the Special Mandatory Redemption Date.

Special Mandatory Redemption Date:	The date which is 20 business days after the Outside Date

Outside Date:	The earlier of (i) March 12, 2012 and (ii) the date which the Merger Agreement dated June 12, 2011 among the Issuer, its wholly-owned subsidiary, VF Enterprises, Inc., and The Timberland Company is terminated.

CUSIP:	918204 AU2

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC

Senior Co-Managers	Citigroup Global Markets Inc. HSBC Securities (USA) Inc.

Co-Managers	Barclays Capital Inc.
BNP Paribas Securities Corp.
ING Financial Markets LLC
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
RBS Securities Inc.
Santander Investment Securities Inc.
U.S. Bancorp Investments, Inc.

3.500% Notes due 2021

Issuer:	V.F. Corporation

Security:	3.500% Notes due 2021

Format:	SEC Registered

Expected Ratings:*	A3/A- (Stable/Negative)

Size:	$500,000,000

Maturity Date:	September 1, 2021

Trade Date:	August 17, 2011

Expected Settlement Date:	August 24, 2011; T+5

We expect that delivery of the notes will be made to investors on or about August 24, 2011, which will be the fifth business day following the date of this final term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this final term sheet or the next succeeding business day will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of this final term sheet or the next succeeding business day should consult their advisors.

Interest Payment Dates:	Semi-annually in arrears on March 1 and September 1, commencing March 1, 2012

Coupon:	3.500%; interest payable calculated on the basis of a 360 day year

Benchmark Treasury:	U.S. Treasury 2.125% due August 15, 2021

Benchmark Treasury Price and Yield:	99-21+; 2.162%

Spread to Benchmark Treasury:	+137.5 bps

Yield:	3.537%

Price to Public:	99.690%

Voluntary Redemption:	The notes may be redeemed, at the option of the Issuer in whole or in part at any time. Prior to June 1, 2021, (three months prior to the maturity date), the redemption price will be equal to the greater of (i) 100% of the principal amount of notes being redeemed and (ii) the sum of the present value of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted on the redemption date on a semi-annual basis plus a make-whole premium of 20 bps, plus, in each case, accrued and unpaid interest through the redemption date. On or after June 1, 2021, (three months prior to the maturity date), the redemption price will be equal to 100% of the principal amount of notes being redeemed, plus accrued and unpaid interest through the redemption date.

Special Mandatory Redemption:	If, for any reason, the acquisition of The Timberland Company is not completed on or prior to the Outside Date, Issuer will be required to redeem all outstanding notes on or before the Special Mandatory Redemption Date at a price equal to 101% of the aggregate principal amount of the notes, together with accrued and unpaid interest to but excluding the Special Mandatory Redemption Date.

Special Mandatory Redemption Date:	The date which is 20 business days after the Outside Date

Outside Date:	The earlier of (i) March 12, 2012 and (ii) the date which the Merger Agreement dated June 12, 2011 among the Issuer, its wholly-owned subsidiary, VF Enterprises, Inc., and The Timberland Company is terminated.

CUSIP:	918204 AV0

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC

Senior Co-Managers	Citigroup Global Markets Inc. HSBC Securities (USA) Inc.

Co-Managers	Barclays Capital Inc.
BNP Paribas Securities Corp.
ING Financial Markets LLC
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
RBS Securities Inc.
Santander Investment Securities Inc.
U.S. Bancorp Investments, Inc.
* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or e-mailing a request to dg.prospectus_requests@baml.com or by calling J.P. Morgan Securities LLC at 212-834-4533.